UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________
FORM 11-K
______________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to
Commission file number
______________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
STATE STREET SALARY SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
STATE STREET CORPORATION
One Lincoln Street
Boston, Massachusetts 02111

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE State Street Salary Savings Program Years Ended December 31, 2012 and 2011 With Report of Independent Registered Public Accounting Firm

State Street Salary Savings Program

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The North America Regional Benefits Committee and State Street
Salary Savings Program Participants

We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the State Street Salary Savings Program at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 26, 2013

State Street Salary Savings Program
Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments at fair value:
State Street Corporation ESOP Fund:
State Street Corporation Common Stock	$175,577,602	$173,741,219
State Street Short Term Investment Fund	555,739	1,863,954
State Street Bank and Trust Company Common and Collective Trust Funds:
Daily EAFE Index Securities Lending Fund	180,035,491	155,426,384
Russell 1000 Value Index Securities Lending Series Fund	153,493,729	136,390,188
S&P 500 Flagship Securities Lending Series Fund	222,135,394	190,143,020
S&P Midcap Index Non-Lending Series Fund	189,176,485	167,298,515
Russell 2000 Index Securities Lending Series Fund	151,034,946	135,495,533
Russell 1000 Growth Index Securities Lending Series Fund	148,961,205	129,158,749
Passive Bond Market Index Securities Lending Series Fund	95,890,999	82,366,788
SSgA Target Retirement 2025 Securities Lending Series Fund	81,010,370	64,117,241
SSgA Target Retirement 2030 Securities Lending Series Fund	82,585,356	66,851,904
SSgA Target Retirement 2035 Securities Lending Series Fund	81,133,510	65,019,777
SSgA Target Retirement 2020 Securities Lending Series Fund	57,238,397	46,888,409
SSgA Target Retirement 2040 Securities Lending Series Fund	70,587,642	55,939,727
SSgA Target Retirement 2015 Securities Lending Series Fund	34,765,435	28,352,651
SSgA Target Retirement 2010 Securities Lending Series Fund	14,431,213	14,557,834
SSgA Target Retirement 2045 Securities Lending Series Fund	56,723,865	44,676,383
SSgA Target Retirement Income Securities Lending Series Fund	14,491,478	10,942,781
SSgA Target Retirement 2050 Securities Lending Series Fund	35,000,337	26,472,887
SSgA Target Retirement 2055 Securities Lending Series Fund	2,445,488	551,908
World Government Bond Ex-U.S. Index Securities Lending Fund	18,229,842	16,822,066
Daily Emerging Markets Index Non-Lending Series Fund	52,283,119	38,971,600
Self - Managed Brokerage Accounts	63,918,033	50,383,675
Vanguard Prime Money Market Fund	205,199,793	214,903,106
Total investments at fair value	2,186,905,468	1,917,336,299

Notes receivable - participant loans	46,836,054	45,698,526
Accrued income	913,721	798,447
Total assets at fair value	2,234,655,243	1,963,833,272

Liabilities
Other liabilities	1,533,630	2,584,944
Net assets at fair value	2,233,121,613	1,961,248,328
Net assets available for benefits	$2,233,121,613	$1,961,248,328

See accompanying notes to financial statements.

State Street Salary Savings Program
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2012	2011
Additions
Contributions:
Participants	$110,520,839	$109,576,224
Employer	70,251,232	77,094,370
Rollovers	8,312,973	7,374,544
Total contributions	189,085,044	194,045,138

Transfer in	2,098,381	—
Net appreciation (depreciation) in fair value of investments	262,926,339	(43,323,938)
Interest and dividend income	5,492,526	5,415,796
Net investment income	270,517,246	(37,908,142)
Total additions, including net investment income	459,602,290	156,136,996

Deductions
Benefits paid	186,376,767	109,518,235
Administrative expenses	1,352,238	2,422,592
Total deductions	187,729,005	111,940,827
Net increase	271,873,285	44,196,169

Net assets available for benefits at beginning of year	1,961,248,328	1,917,052,159
Net assets available for benefits at end of year	$2,233,121,613	$1,961,248,328

See accompanying notes to financial statements.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2012

1. Description of the Plan
The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.
General
The Plan is a defined contribution plan. The Plan sponsor is State Street Corporation (Plan Sponsor or State Street). The Plan Sponsor is responsible for the general administration of the Plan. State Street Bank and Trust Company (Trustee) serves as the Trustee of the Plan. State Street Global Advisors (SSgA), a division of State Street Bank and Trust Company, is the Investment Manager of the State Street Bank and Trust Company Common and Collective Trust Funds in the Plan. Vanguard is the Investment Manager for the Prime Money Market Mutual Fund. ING was the participant record keeper for the Plan through September 9, 2012, and Fidelity became the new participant record keeper starting on January 10, 2012.
All employees of State Street and certain related companies (collectively, the Company) are immediately eligible to participate in the Plan except for the following categories of employees:

•	Non-resident aliens with no U.S. source income

•	Student interns and co-op employees

•	Union employees

•	Leased employees and independent contractors

•	Employees of a non-participating affiliated company

•	Employees of a participating employer who are not on the U.S. payroll
Contributions
Active participants may elect to make tax-deferred contributions and/or Roth after-tax contributions to the Plan equal to 1% to 50% of their compensation, subject to certain limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.

State Street Salary Savings Program
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
State Street provides for Matching Contributions to the Plan. Effective April 1, 2012, the amount of the Matching Contribution made by the Company changed from 100% of the first 6% of the employee's tax-deferred contributions or Roth after-tax contributions, to 100% of the first 5% of the employee's contributions.
Employees must have one year of service to be 100% vested in Matching Contributions.
In 2008, State Street implemented a Supplemental Performance Based Contribution in addition to the Matching Contributions. This Performance Based Contribution is discretionary based on State Street's financial performance, up to a maximum of 5% of the employee's base pay earned. The Company did not achieve its goals in 2012 or 2011, and therefore, no discretionary Performance Based Contributions were made.
All contributions to the Plan are paid to the Trustee. The Trustee holds contributions in trust exclusively for participants and their beneficiaries, invests the contributions as instructed by the participants, and makes benefit payments as they become due.
Investment Options
Participant contributions and Employer contributions are allocated to various investment fund options at the participant's direction. A wide range of investment choices, including various State Street Bank and Trust Company common and collective trust funds, a mutual fund, a company stock fund (ESOP) and a Self-Managed Brokerage Account (SMBA), are available to participants. Limitations and restrictions apply to direct contributions to the ESOP fund and the Plans limits the amount a participant can invest in the ESOP fund to 25% of the participant's account balance.
Effective January 15, 2011, the 30% limit on all mutual fund and individual equity investments in the Self Managed Account was lifted, so that a participant may invest up to 100% of his or her pre-tax account balance directly into individual stocks (other than State Street Corporation Stock), bonds, mutual funds and other securities offered through the Self Managed Account.
In the event a participant does not make an investment election, and in the event of automatic enrollment, funds are invested in the Target Retirement Date Fund (a common and collective investment fund) that corresponds to the participant's assumed target retirement year based on the participant's date of birth.

State Street Salary Savings Program
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Participant Accounts
Each participant's account is credited with the participant's contributions, employer matching contributions, discretionary Performance Based Contributions, if any, and related earnings. The benefit to which a participant is entitled is the value of the participant's vested account balance, including earnings.
Vesting
Participant pre-tax deferral contributions and Roth after-tax contributions are always fully vested. Matching Contributions and Performance Based contributions are 100% vested upon completion of one full year of employment with the Company except in the event of death, disability or retirement, in which case, Company contributions become fully vested.
Forfeitures
Upon termination of employment, participants forfeit their unvested balances. Forfeited balances of terminated participants' unvested accounts may be used to either pay Plan administrative expenses or offset future company contributions to the Plan. Unallocated forfeiture balances as of December 31, 2012 and 2011, were $2,033,960 and $1,762,031, respectively. The forfeiture balances that were used to reduce employer contribution expense or to pay Plan administrative expenses as of December 31, 2012 and 2011, were $375,000 and $45,000, respectively. Plan forfeitures are invested in the Plan's Vanguard Prime Money Market Fund until the funds are otherwise allocated.
In-Service Withdrawals
The Plan provides that in-service withdrawals are available as follows:

•	Age 59-1/2 (all sources and any earnings)

•	Disability withdrawals (all sources and any earnings)

•	Rollover withdrawals (rollover account)

•	Post-tax withdrawals (Pre-1987 Thrift Incentive Plan (TIP) balances)

State Street Salary Savings Program
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

•	Hardship withdrawals (TIP (including earnings), Roth post-tax, rollover (including earnings) and employee pre-tax)
Hardship withdrawals are available to satisfy an immediate and heavy financial need, provided the need cannot be satisfied with all other resources (as defined in the Plan).
Payment of Benefits
Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution directly or in the form of a rollover. If the vested value of the participant's account balance is greater than $5,000, the participant may elect to defer the payment of their benefits and remain in the Plan, at which time the participant becomes non-active. If the value of the participant's account balance is greater than $1,000 but not more than $5,000, a distribution in the form of an automatic rollover to an IRA will be made if the participant does not provide distribution instructions within 90 days of his or her termination date. Account balances of $1,000 or less will be automatically distributed to the participant in cash (by check) if no distribution instruction is received within 90 days of the participant's termination.
Installment payments are also available to participants who are retiree eligible at the time of termination. In order to be retiree eligible, a participant must be at least age 55 with a minimum of five years of eligible service upon termination of employment. Installment periods available include monthly, quarterly, semi-annually and annually.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant's vested balance, or $50,000. Loans are secured by the balance in the participant's accounts and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. In the event of termination of employment, participants with outstanding loans may elect to continue to repay their outstanding loan balance directly to the Trustee; such loan shall not become immediately due and payable until such time as there is an event of a default.

State Street Salary Savings Program
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of termination of the Plan, all participants will become fully vested.
Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or by State Street, according to the Plan's provisions, and include such expenses as recordkeeping fees. Expenses relating to investment management fees are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by State Street.
Plan Amendments and Other Investment Strategy Changes
During 2012, the following amendments were made to the Plan:

•
Effective as of the first pay period beginning on or after April 1, 2012, the Plan was amended to reduce Matching Contributions (and Match true-up) from 6% of a participant's eligible compensation to 5%. Consistent with this amendment to the rate of Matching Contributions, the Plan was amended to cap automatic escalation of the automatic enrollment feature of the Plan at 5% of a participant's eligible compensation in year three of participation and thereafter.

•
Effective October 6, 2012, the Plan was amended to permit rollover contributions to include direct rollovers from a Roth elective deferral account under an applicable retirement plan described in Internal Revenue Code section 402A(e)(1), provided that such rollover is permitted under the rules of Code section 402(c).

During 2012, the following additional changes occurred relative to the Plan or the Plan's investment strategies:

•	Fidelity Brokerage Link replaced the State Street Global Markets Self-Managed Account as the Plan's self-directed brokerage account offering.

•	Fidelity replaced Financial Engines as the Plan's managed account provider.

State Street Salary Savings Program
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
During 2011, the following change occurred relative to the Plan:
The Plan was amended to provide for 401(a)(9)(H) (2009 Required Minimum Distributions). Required Minimum Distributions (RMDs) are minimum amounts that a retirement plan participant must withdraw annually starting with the year that he or she reaches 70½ years of age or, if later, the year in which he or she retires. The Worker, Retiree and Employer Recovery Act of 2008 (WRERA) added Section 401(a)(9)(H) which provided a temporary waiver of the RMD rules for calendar year 2009. This was in response to the economic downturn that resulted in significant reductions in the value of many retirement accounts. The change in the law permitted a participant who otherwise would have to take a taxable distribution from assets that have suffered substantial losses to defer any RMD for a year. Under WRERA, an employer had until the last day of the 2011 plan year to amend the plan for the 2009 waiver provisions.
During 2011, the following changes occurred relative to the Plan or the Plan's investment strategies:

•	2055 Target Date Fund was added as an investment fund.

2. Significant Accounting Policies
Basis of Accounting
The accounting records of the Plan are in conformity with generally accepted accounting principles in the United States (GAAP) and are maintained on the accrual basis.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as changes in fair value on investments held during the year.

State Street Salary Savings Program
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
New Accounting Pronouncements
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued Accounting Standards Update (ASU) No. 2011-25, Plan Accounting-Defined Contribution Pension Plans Reporting Loans to Participants. This changed the classification of participant loans from being classified as an Investment to Notes Receivable. The classification of participant loans as Notes Receivable from participants acknowledges that participant loans are unique from other investments, in that a participant obtaining such a loan essentially borrows against its own individual vested benefit balance. It is more meaningful to measure participant loans at their unpaid principal balance plus any accrued but unpaid interest, rather than at fair value. As such, the Plan is now carrying participant loans at the amount of unpaid principal balance plus accrued but unpaid interest at the reporting date.

State Street Salary Savings Program
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
In January 2010, the FASB issued ASU No. 2011-06, Fair Value Measurements and Disclosures (ASC Topic 820) - Improving Disclosures about Fair Value Measurements. The amendment requires new disclosures for significant transfers of financial assets and liabilities into and out of Level 1 and Level 2 of the prescribed valuation hierarchy, and requires the disaggregation of information about purchases, sales, issuances, and settlements for financial assets and liabilities categorized in Level 3 of the valuation hierarchy. The amendment also provides several clarifications with respect to disclosures about valuation techniques and inputs. The requirement to disclose disaggregated information about purchases, sales, issuances, and settlements for financial assets and liabilities categorized in Level 3 of the valuation hierarchy was deferred, with respect to the Plan, to January 1, 2011. There were no Level 3 securities at December 31, 2012 and 2011.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimate in the Plan's financial statements is the estimate of fair value of the Plan's investments, which is discussed in more detail in Note 4.
Reclassification
Certain prior year amounts in the statements of net assets available for benefits have been reclassified to conform to the current year presentation.

State Street Salary Savings Program
Notes to Financial Statements (continued)

3. Investments
During the year ended December 31, 2012 and 2011, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2012	2011

Common and Collective Trust Funds	$232,265,514	$(12,556,775)
Self Managed Brokerage Accounts	3,717,368	(4,433,870)
State Street Corporation - common stock	26,943,457	(26,333,293)
Net appreciation (depreciation) in fair value of investments	$262,926,339	$(43,323,938)
In 2008, SSgA placed restrictions on the amount of redemptions that could be made by or directed by the Plan Sponsors relative to Plan investments in certain securities lending funds. In December 2009, the Plan Sponsor made the decision to migrate, over time, participant investment funds from investment funds that participate in securities lending to investments funds that do not participate in securities lending funds. The process for accomplishing this migration to non-securities lending funds was completed through the development of unitized funds which combine the returns of the existing securities lending funds and their non-lending counterparts to the extent allowed by SSgA as the investment manager of the common and collective trust investment funds. An initial transfer of 40% of assets in each security lending fund (the maximum allowable under by SSgA as the investment manager of these funds) to a newly formed non-lending fund equivalent occurred on December 16, 2009. Beginning in January 2010, subsequent transfers of 4% of the assets in each securities lending fund to their non-lending equivalents occurred monthly. New contributions were directed to the non-lending funds through December 2010.
On December 20, 2010, the Plan Sponsor made the decision to direct new contributions from investment funds that do not participate in securities lending to securities lending funds. In 2011, based on the recommendation of the Plan Sponsor, all remaining balances in the non-lending funds were transferred to the securities lending fund equivalent and the non-lending funds are no longer an investment option in the Plan.

State Street Salary Savings Program
Notes to Financial Statements (continued)

4. Fair Value Measurement
ASC Topic 820, Fair Value Measurements and Disclosures (formerly SFAS 157, Fair Value Measurements) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level l) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1
Financial assets and liabilities with values based on unadjusted quoted prices for identical assets or liabilities in an active market. The securities categorized as Level 1 are primarily comprised of State Street company stock, the Vanguard Prime Money Market Fund and investments held within employee Self-Managed Brokerage accounts.

Level 2
Financial assets and liabilities with values based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in non-active markets;
- Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
- Pricing models whose inputs that are derived principally from, or corroborated by, observable market information through correlation or other means for substantially the full term of the asset or liability.

The fair value of the securities categorized in level 2 is measured primarily using information obtained from third parties. This third-party information is subject to review by management as part of a validation process, which includes obtaining an understanding of the underlying assumptions and the level of market participant information used to support those assumptions. In addition, management compares significant assumptions used by third parties to available market information. Such information may include known trades or, to the extent that trading activity is limited, includes comparisons to market research information pertaining to credit expectations, execution prices and the timing of cash flows. The securities categorized as level 2 primarily comprise Common and Collective Trust Funds, as transactions in such funds can be consummated at the quoted net asset value.

Level 3
Financial assets and liabilities with values based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. There are no level 3 securities at December 31, 2012 or 2011.

Following is a description of the valuation methodologies used by the Plan for assets measured at fair value:
Common and Collective Trust Funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the individual funds. SSgA, as investment manager of the common and collective trust funds, determines the net asset value per unit of the respective funds.
Common Stocks and U.S. Government and Agency Securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds: Valued at the net asset value of shares held by the Plan at year end as quoted in the active market.
Corporate Bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.

State Street Salary Savings Program
Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Common and collective trust funds	$—	$1,742,210,040	$—	$1,742,210,040
Common stocks	175,577,602	—	—	175,577,602
Mutual funds	205,199,793	—	—	205,199,793
Self managed brokerage accounts:
Common stocks	32,980,348	—	—	32,980,348
Mutual funds	30,089,523	—	—	30,089,523
Others (warrants or rights, government securities, bonds, etc)	848,162	—	—	848,162
Total assets at fair value	$444,695,428	$1,742,210,040	$—	$2,186,905,468
No significant transfers of financial assets or liabilities between levels 1 and 2 occurred during 2012.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Common and collective trust funds	$—	$1,478,308,299	$—	$1,478,308,299
Common stocks	173,741,219	—	—	173,741,219
Mutual funds	214,903,106	—	—	214,903,106
Self managed brokerage accounts:
Common stocks	28,716,084	—	—	28,716,084
Mutual funds	21,310,508	—	—	21,310,508
Others (warrants or rights, government securities, bonds, etc)	357,083	—	—	357,083
Total assets at fair value	$439,028,000	$1,478,308,299	$—	$1,917,336,299

5. Transactions and Agreements with Parties-in-Interest
The Plan holds units of State Street Bank and Trust Company Common and Collective Trust Funds managed by SSgA, a related party of State Street. The Plan also invests in the common stock of State Street. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2012 and 2011, the Plan received $3,801,116 and $3,165,350, respectively, of common stock dividends from State Street. As of December 31, 2012 and 2011, the Plan had accrued income of $896,376 and $775,823, respectively, related to common stock dividends from State Street.

State Street Salary Savings Program
Notes to Financial Statements (continued)

Investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan to certain related parties. These expenses are reported on the statements of changes in net assets available for benefits as administrative expenses.
6. Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS), dated April 30, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2009.
8. Legal Matter
Two participants in the Plan have filed class action complaints purportedly on behalf of participants and beneficiaries who invested in the Plan's State Street stock investment option. Those complaints were filed in May 2009 and February 2010. The complaints are against the Plan Sponsor as well as certain named individuals and allege violations of the federal securities laws and ERISA. The Plan Sponsor and the individual defendants intend to defend themselves vigorously against these claims. Although both lawsuits are still active, the Plan Sponsor does not believe that the ultimate resolution of these claims will have a material effect on the Plan's financial statements.

9. Subsequent Events
The Plan has evaluated the need for disclosures and (or) adjustments resulting from subsequent events through the date the financial statements were issued.

State Street Salary Savings Program
Notes to Financial Statements (continued)

Effective January 1, 2013, the Plan was amended to implement a 1-year waiting period for eligible employees hired or rehired on or after January 1, 2013, to participate in Matching Contributions and Supplemental Performance Based Contributions (and to provide that eligible employees hired on or after January 1, 2013, will at all times be 100% vested in Matching Contributions and Supplemental Performance Based Contributions). This amendment does not affect rehired eligible employees who already satisfied applicable Plan service requirements.

Supplemental Schedule

State Street Salary Savings Program
EIN No.: 04-2456637 Plan No.: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

Identity of Issue	Description of Investment	Current Value
State Street Bank and Trust Company Investment Funds for Employee Trusts*:
Daily EAFE Index Securities Lending Fund	8,986,498 units of participation	$180,035,491
Russell 1000 Value Index Securities Lending Series Fund	8,098,224 units of participation	153,493,729
S&P 500 Flagship Securities Lending Series Fund	718,055 units of participation	222,135,394
S&P Midcap Index Non-Lending Series Fund	4,821,749 units of participation	189,176,485
Russell 2000 Index Securities Lending Series Fund	4,954,402 units of participation	151,034,946
Russell 1000 Growth Index Securities Lending Series Fund	13,616,198 units of participation	148,961,205
Passive Bond Market Index Securities Lending Series Fund	3,874,071 units of participation	95,890,999
SSgA Target Retirement 2025 Securities Lending Series Fund	5,650,835 units of participation	81,010,370
SSgA Target Retirement 2030 Securities Lending Series Fund	5,188,826 units of participation	82,585,356
SSgA Target Retirement 2035 Securities Lending Series Fund	5,914,814 units of participation	81,133,510
SSgA Target Retirement 2020 Securities Lending Series Fund	3,534,980 units of participation	57,238,397
SSgA Target Retirement 2040 Securities Lending Series Fund	4,492,308 units of participation	70,587,642
SSgA Target Retirement 2015 Securities Lending Series Fund	2,376,636 units of participation	34,765,435
SSgA Target Retirement 2045 Securities Lending Series Fund	4,102,695 units of participation	56,723,865
SSgA Target Retirement 2055 Securities Lending Series Fund	218,347 units of participation	2,445,488
SSgA Target Retirement 2010 Securities Lending Series Fund	913,194 units of participation	14,431,213
SSgA Target Retirement Income Securities Lending Series Fund	959,828 units of participation	14,491,478
SSgA Target Retirement 2050 Securities Lending Series Fund	3,110,588 units of participation	35,000,337
World Government Bond Ex-U.S. Index Securities Lending Fund	886,967 units of participation	18,229,842
Daily Emerging Markets Index Non-Lending Series Fund	1,900,721 units of participation	52,283,119
State Street Corporation ESOP Fund*:
State Street Corporation Common Stock	3,734,899 units of participation	175,577,602
State Street Short Term Investment Fund	555,739 units of participation	555,739
Self Managed Brokerage Accounts		63,918,033
Vanguard Prime Money Market Fund	205,199,793 units of participation	205,199,793
Total investments		$2,186,905,468

Participant loans*	4.00% to 11.50%	$46,836,054

*Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

Dated: June 26, 2013	By:	/s/ JAMES J. MALERBA
James J. Malerba
Executive Vice President, Corporate Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm